Filed by Government Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Date: September 17, 2018

The following is the script for a conference call hosted by David M. Blackman, President and Chief Executive Officer of Select Income REIT and Government Properties Income Trust, Mark L. Kleifges, Chief Financial Officer and Treasurer of Government Properties Income Trust and John C. Popeo, Chief Financial Officer and Treasurer of Select Income REIT, on September 17, 2018.

Government Properties Income Trust & Select Income REIT Merger Presentation

Office Properties Income Trust - Investor Conference Call

Monday, September 17, 2018 at 10:00 AM

Brad Shepherd

Thank you.  Good morning, everyone. Joining me today on the call are David Blackman, President and Chief Executive Officer of Government Properties Income Trust and Select Income REIT, Mark Kleifges, Chief Financial Officer of Government Properties Income Trust and John Popeo, Chief Financial Officer of Select Income REIT.

Today’s call includes a presentation by management team members on the proposed GOV and SIR merger followed by a question-and-answer session with analysts.  I would like to note that the transcription, recording and retransmission of today’s conference call without the prior written consent of GOV and SIR are strictly prohibited.

Both GOV and SIR have posted a presentation on their websites’ home pages, www.govreit.com and www.sirreit.com.  We encourage you to open the presentation and follow along as our management team we will be referencing it frequently in their prepared remarks.

Today’s conference call will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  These forward-looking statements are based on GOV and SIR’s beliefs and expectations as of today, September 17th, 2018. The companies undertake no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call, other than through filings with the SEC.  Actual results may differ materially from those projected in any forward-looking statements. Additional information concerning factors that could cause those differences is contained in our company filings with the SEC. Investors are cautioned not to place undue reliance upon any forward-looking statements.

I would now like to turn the call over to David.

David Blackman

Thank you, Brad and good morning.

Government Properties Income Trust and Select Income REIT issued a joint press release this morning announcing that we have entered a definitive agreement to merge our two companies.  We also posted a presentation to our respective websites and filed pro forma financial statements with the SEC.  During today’s call, we will refer to some of the pages in the presentation, but do not intend to go through the entire deck.  Let me start by providing some background.

First, as many of you know, GOV is the largest shareholder of SIR, owning approximately 27.8% of its outstanding common shares and SIR is the controlling shareholder of Industrial Logistics Property Trust, or ILPT, owning approximately 69.2% of its outstanding common shares.  As a result, an investor needs to understand ILPT and SIR if it wants to make an informed investment decision about GOV, or ILPT in the case of making an informed investment decision about SIR.

Second, as Mark and I have discussed in the past, GOV faces challenges with its business.  Because of its high concentration of government tenants and changes to the U.S. Government’s leasing model, GOV has a high concentration of lease expirations and is experiencing elevated capital expenditures, which has impacted GOV’s dividend payout ratio.

Third, SIR owned a concentration of high value land in Hawaii and distribution facilities that were not being appropriately valued within SIR, so it completed a subsidiary IPO with those properties and created ILPT.  While the IPO was successful, ILPT trades at a FFO multiple of approximately 15 times compared to the All Industrial REIT Index FFO multiple of approximately 22 times.  If you believe like we do that SIR needs to eliminate its controlling interest in ILPT to bridge the gap to its peer group trading multiple, SIR’s leverage and dividend payout ratio becomes elevated.

We believe that merging SIR into GOV, and the related transactions, addresses all of these challenges and creates a leading national office REIT with increased scale, enhanced tenant and geographic diversification, a well laddered lease expiration schedule, a broader investment strategy and a company with one of the highest percentages of rent paid by investment grade rated tenants in the office sector.

Now, let’s review the transaction structure and steps necessary to accomplish the merger.  This information is provided in detail on pages six and seven of the presentation.

The merger will be a stock for stock exchange whereby SIR shareholders will receive 1.04 shares of GOV for each common share of SIR based upon a fixed exchange ratio.  After GOV and SIR file a joint proxy statement and prospectus with the SEC, GOV will sell all its 24.9 million common shares in SIR in a public offering.  GOV will retain the voting rights for the common shares in SIR it sells and plans to vote to approve the merger.

After the shareholders of both companies vote to approve the merger, but prior to the merger closing, SIR will distribute all its 45 million common shares of ILPT to SIR shareholders as a special dividend.  Based upon SIR’s current share count, SIR shareholders will receive approximately point 502 shares of ILPT for every one share owned in SIR.  It is important to note that the buyers of SIR shares from GOV will be eligible to receive the special dividend of the ILPT common shares.

Based upon Friday’s closing prices for GOV and ILPT, the fixed exchange ratio of 1.04 and the expected special dividend ratio of approximately point 502, SIR shareholders will receive 11 dollars and 69 cents per share from the ILPT distribution and 17 dollars and 57 cents per share in GOV for a total of 29 dollars and 26 cents. GOV and SIR shareholders will own 52 percent and 48 percent of the combined company, respectively, which will be renamed Office Properties Income Trust and trade on the Nasdaq under the ticker symbol OPI.

A couple of structure details worth highlighting: First, RMR has agreed to waive its termination fees of approximately 320 million dollars under both the business management agreement and the property management agreement specific for this merger transaction and second RMR management has agreed to waive their rights to accelerated vesting of the unvested common shares in SIR.

Finally, GOV and SIR expect that post merger, OPI will pay an annual dividend of between 50 cents and 60 cents per share based upon a target 75 percent cash available for distribution, or CAD, dividend payout ratio.  Neither company expects to change its current dividend for the remainder of 2018.

(Pause…………….)

As I just outlined, the merger will eliminate the cross ownership between GOV, SIR and ILPT.  We create two independent REITs, one focused on office properties and the other focused on warehouse and distribution facilities, both positioned to trade more in line their peer groups.  Additionally, SIR will pass the opportunity to benefit from an improved trading multiple in ILPT’s common shares to SIR shareholders.

GOV will reduce the percentage of annualized rents that expire through 2021 by almost 40 percent and create a well laddered lease expiration schedule.  Also by setting the dividend at 75 percent of CAD, the dividend will be well covered and the combined company will have greater financial flexibility.

To further highlight the benefits of the combined company, let’s review the combined portfolio.  The portfolio is reviewed in detail on pages 11 through 14 of the presentation.

First, OPI will have much greater scale than either GOV or SIR on a standalone basis with about 5.8 billion dollars in undepreciated total assets and 213 properties containing 30.2 million square feet.  Second, OPI will have broader diversity with properties located across 38 states and the District of Columbia; with no state accounting for more than 15 percent of annualized rent and the exposure to government tenants reduces from 75 percent of annualized rents to 40 percent of annualized rents.  OPI’s 10 largest tenants will account for 46 percent of annualized rents, but almost 90 percent of the rent from our top 10 tenants is paid by investment grade rated entities, which brings me to my third point.  Approximately 66 percent of OPI’s annualized rent will be paid by tenants that are investment grade rated, which we believe is one of the highest percentages of investment grade rated tenants in the office sector. Finally, OPI will have a weighted average remaining lease term of 6.1 years and only 29 percent of its annualized rent will expire before the end of 2021.

Maintaining our investment grade rating is a key component to our operating strategy, so let’s review our expected leverage at closing and our leverage target.  Upon completion of the merger we expect debt to annualized adjusted EBITDA to be approximately 7.1 times compared to a target of between 6 and 6 and a half times.  To achieve our leverage target, we have identified 27 properties in the combined OPI portfolio that we believe can be sold for approximately 750 million dollars in gross proceeds by mid-2019.  We are also considering the sale of the 2.8 million common shares of RMR that OPI will own, which would reduce the required asset sales to meet target leverage by about half.

Now let’s review OPI’s business strategy.  Our investment focus will be on office properties in highly desirable markets that have strong economic fundamentals to support growth.  We expect to acquire both single tenant buildings and multi-tenant buildings.  Our focus on single tenant buildings will be for properties that are strategic to tenants and will include built to suit properties, corporate headquarters and buildings where tenants have invested meaningful capital.  They will also need to have a minimum remaining lease term of seven years.  Our focus on multi-tenant buildings will be buildings primarily leased to government tenants and on agencies with high security requirements or where the agencies mission is strategic to the buildings location.  We also expect to focus primarily on first generation buildings where it is more likely to get at least one tenant renewal and where ongoing capital needs will be more modest.

In addition to focusing on high quality acquisitions, OPI also expects to implement a capital recycling program whereby we will prune between 100 million and 300 million dollars of properties annually to reinvest in properties that are expected to improve the average age of our portfolio, the weighted average remaining lease term and tenant retention and to manage ongoing capital requirements.

In closing, we believe the proposed merger between GOV and SIR is compelling as it addresses business challenges for both companies while creating a leading national office REIT that has greater scale and attractive portfolio characteristics focused on owning buildings leased to single tenants and those with high credit quality characteristics like government entities.  There is also minimal integration risk as both companies are under the common management of RMR.

That concludes our formal remarks. Operator, please open the lines for questions.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

In connection with the merger and other transactions discussed herein, Government Properties Income Trust, or GOV, expects to file with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions with respect to both GOV and Select Income REIT, or SIR.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

After the registration statement for the merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the GOV and SIR shareholders. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS

GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, GOV and SIR’s manager, its parent and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV and SIR shareholders in connection with the merger and the other transactions contemplated by the merger agreement will be set forth in the joint proxy statement/prospectus for the merger and the other relevant documents to be filed with the SEC.  You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders.  You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders.  These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above.